Avior Capital Markets US, LLC
(SEC ID No. 8-69513)
Annual Audit Report
April 30, 2023

PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69513

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

MAY 1, 2022   APRIL 30, 2023
FILING FOR THE PERIOD BEGINNING _____ AND ENDING _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

AVIOR CAPITAL MARKETS U.S., LLC
NAME OF FIRM: _____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
630 FIFTH AVENUE, 45 ROCKEFELLER PLAZA, SUITE 2335
_____
(No. and Street)

NEW YORK   NEW YORK   10111
_____
            (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
MALAN D O'LINSKY   +27 11 589 2866   MALAN@AVIOR.CO.ZA
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
ERNST WINTTER & ASSOCIATES LLP
_____
(Name – if individual, state last, first, and middle name)
675 YGNACIO VALLEY ROAD, SUITE A200   WALNUT CREEK   CALIFORNIA   94596
_____
(Address)   (City)   (State)   (Zip Code)
FEBRUARY 24, 2009   3438
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MALAN D O'LINSKY_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AVIOR CAPITAL MARKETS U.S., LLC_____, as of 04/30_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Malan O'Linsky*

Title:
CFO/FINOP_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Avior Capital Markets US, LLC
Financial Statement for the year ended April 30, 2023

Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Avior Capital Markets US, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avior Capital Markets US, LLC (the "Company") as of April 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Avior Capital Markets US, LLC as of April 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Avior Capital Markets US, LLC's auditor since 2021.
Walnut Creek, California
July 28, 2023

Avior Capital Markets US, LLC

Statement of Financial Condition
April 30, 2023

Assets

Cash	$ 1,412,499
Restricted certificate of deposit	115,752
Receivable from parent	153,371
Accounts receivable	35,549
Prepaid expenses	6,920
Operating lease right-of-use asset	349,900
Total Assets	**$2,073,991**

Liabilities and Member's Equity

Liabilities

Operating lease liability	391,057
Income taxes payable	39,000
Total Liabilities	430,057
Subordinated Loan	950,000
Member's Equity	693,934
Total Liabilities and Member's Equity	$2,073,991

The accompanying notes are an integral part of these financial statements.

Avior Capital Markets US, LLC
Notes to the Financial Statement
April 30, 2023

Note 1 - Organization and nature of business

Avior Capital Markets US, LLC (the "Company") was incorporated in Delaware on February 1, 2019. The Company is a broker-dealer registered with the U.S Securities and Exchange Commission (the "SEC"). The Company became a member of the Financial Industry Regulatory Authority ("FINRA") effective March 19, 2020 and is a member of the Securities Investor Protection Corp ("SIPC"). The Company is a wholly owned subsidiary of Avior Capital Markets International, Ltd. (the "Parent"). The Company operates out of its sole office in New York City. The Company provides services to an affiliate and non-affiliated broker dealers in distributing research reports to qualified institutional buyers ("QIBs") in the United States of America ("U.S"). The Company earns chaperoning service fees in its capacity to effect securities transactions with these QIBs pursuant to the requirements set forth in SEC Rule 15a-6 "Exemption of Certain Foreign Brokers or Dealers".

There have been no material changes to the nature of the Company's business from the prior year.

Note 2 – Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below.

Basis of presentation

The financial statements have been prepared in accordance with, and in compliance with, accounting principles generally accepted in the United States of America ("U.S GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of April 30, 2023, there were no cash equivalents held by the Company.

Avior Capital Markets US, LLC
Notes to the Financial Statement
April 30, 2023

Note 2 – Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable represents amounts that have been billed to clients in accordance with the Company's chaperoning agreements with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of April 30, 2023.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to have an effect on taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with U.S GAAP, the Company is required to determine whether a tax position of the Company is more- likely-than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions and has elected to be taxed as a corporation. Generally, the Company is subject to income tax examinations by major taxing authorities. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state, local and foreign tax laws. The Company recognizes and measures unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under the guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon the examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At April 30, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Leases

The Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of April 30, 2023, there were no finance leases.

Note 3 – Revenue from Contracts with Customers

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenue is recognized when promised goods or services are transferred to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fee revenue for providing chaperoning services to clients executing securities transactions with an affiliate and non-affiliated foreign broker dealers of the Company. The Company satisfies its performance obligations over time, which is typically monthly by performing required services in accordance with Rule 15a-6 of the SEC.

Avior Capital Markets US, LLC
Notes to the Financial Statement
April 30, 2023

Note 3 – Revenue from Contracts with Customers (continued)

The Company earns service fee revenue from its Parent for providing monthly chaperoning services pursuant to Rule 15a-6 of the Securities Exchange Commission. The Company's service fee is determined based upon specified monthly expenses incurred by the Company plus a mark-up of 5%.

The Company provides research services to its clients which are typically billed on a periodic basis. The performance obligations include access to research reports and access to research analysts. Revenue is recognised on a contractual milestone basis when performance obligations are met.

The Company provides chaperoning services to its clients which are typically billed on a periodic basis.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $19,133 and $35,549 as of May 1, 2022 and April 30, 2023, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. As of May 1, 2022 and April 30, 2023, there was no deferred revenue.

Note 4 – Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. The rate implicit in the lease agreement is 4%. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of April 30, 2023, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components such as a security deposit. Such nonlease components are accounted for separately.

The Company entered into an operating lease agreement for office space in New York, New York. For the year ended April 30, 2023, information pertaining to the lease was as follows:

Note 4 – Leases (continued)

ROU asset as of April 30, 2023	$349,900
Operating lease liability as of April, 30 2023	$391,057
Remaining lease term	32 months
Discount rate	4.0%

Maturities of Operating Lease Liability

For the year ended April 30, 2024	$154,336
For the year ended April 30, 2025	154,336
For the year ended April 30, 2026	102,891
Less discount	(20,506)
Total operating lease liability	$391,057

Note 5 - Restricted Certificate of Deposit

In 2022, the Company established a $115,752 standby letter of credit with TD Bank as required under the terms of the lease obligation. The standby letter of credit is in place of the security deposit. Under the terms of the letter of credit, TD Bank has a continuing security interest in the restricted account included on the statement of financial condition. The letter of credit expires on August 3, 2024 but automatically renews annually through March 1, 2026.

Note 6 - Related Party Transactions

Effective April 1, 2020 the Company entered into a "Cost Plus Agreement" with its Parent and Avior Capital Markets Proprietary Limited, an affiliate. As explained in Note 1, the primary purpose of the Company is to enable distribution of research into the USA among QIBs and to enable trading and settlement activities between its Parent and U.S. QIBs. The Company charges 100% of all of its costs incurred plus a 5% mark up to its Parent for services provided. This amounted to $673,433 for the year ended April 30, 2023 and is shown in the Statement of Income as Facility service fee. The Company had a receivable from parent on the Statement of Financial Condition at April 30, 2023 of $153,371.

The Company has a $100,000 loan from Parent subordinated to claims of general creditors. The loan was approved by FINRA on November 4, 2021 and has an expiration date of November 5, 2024. The loan has an 8% interest rate payable annually through the expiration of the loan.

The Company has a $850,000 loan from Parent subordinated to claims of general creditors. The loan was approved by FINRA on December 5, 2022 and has an expiration date of December 5, 2025. The loan has an 8% interest rate payable annually through the expiration of the loan.

Avior Capital Markets US, LLC
Notes to the Financial Statement
April 30, 2023

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that member's equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At April 30, 2023, the Company's net capital was $1,332,342 which was $1,082,342 in excess of its minimum requirement of $250,000 under SEC Rule 15c3-1. The Company's net capital ratio was .06 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 8 - Commitments and Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

Note 9 - Risk Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash. For the year ended April 30, 2023, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced losses on its cash deposits.

At April 30, 2023, 92% of accounts receivable was due from six customers.

Note 10 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to April 30, 2023, through July 28, 2023 the date of issuance of these financial statements. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statement